UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Tarena International, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

Moocon Education Limited

c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District, Beijing 100011

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 6 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”), Techedu Limited (“Techedu”), and Moocon Education Limited (“Moocon”, and collectively with Mr. Han, Connion, Learningon and Techedu, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018, Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019 and Amendment No. 5 to the Original Schedule 13D filed on December 11, 2020 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 6 to the Schedule 13D have the meanings ascribed to them in the Original Filings.

The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu and Moocon) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,199,192(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,199,192(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,199,192(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% of the Class A Ordinary Shares(2) (or 31.4% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 68.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 7,206,059 Class B Ordinary Shares held by Learningon, (ii) 1,152,183 Class A Ordinary Shares held by Techedu, (iii) 2,000,000 Class A Ordinary Shares held by Moocon, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon, (vi) 415,000 ADSs representing 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 638,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of January 19, 2021. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s annual report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2020 (the “Company’s 20-F”), assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of January 19, 2021 are exercised.

(3)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of January 19, 2021 are exercised.

2

CUSIP No. G8675B 105	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,594,439(4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,594,439(4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,594,439(4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% of the Class A Ordinary Shares(5) (or 6.6% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 3.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing 3,594,439 restricted ADSs, representing 3,594,439 Class A Ordinary Shares held by Connion.

(5)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F.

(6)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

3

CUSIP No. G8675B 105	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,399,282(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,399,282(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,399,282(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3% of the Class A Ordinary Shares(8) (or 17.3% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 62.4% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 7,206,059 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(8)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares.

(9)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

4

CUSIP No. G8675B 105	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,183(10) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,152,183(10) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,183(10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5% of the Class A Ordinary Shares(11) (or 2.1% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(10)	Representing 1,152,183 Class A Ordinary Shares.

(11)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F.

(12)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

5

CUSIP No. G8675B 105	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS Moocon Education Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000(13) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000(13) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000(13) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the Class A Ordinary Shares(14) (or 3.7% of the total Ordinary Shares(15) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.7% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(13)	Representing 2,000,000 Class A Ordinary Shares.

(14)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F.

(15)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

6

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

It is anticipated that, at the price per Class A Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$150,538,280 will be expended in acquiring the 37,634,570 Class A Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Company’s 20-F (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital. The equity financing is expected be provided in the form of rollover of existing equity interest in the Company by the Reporting Persons and cash contributions from the Consortium (as defined in Item 4 below) and/or third party sponsors. Debt financing, if used, will be primarily provided by third party financial institutions.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 8, 2020, Mr. Han submitted a preliminary non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Class A Ordinary Shares not beneficially owned by Mr. Han and his affiliates (the “Buyer Group”) for cash consideration equal to US$4.00 per ADS, or US$4.00 per Class A Ordinary Share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

On January 21, 2021, Mr. Han entered into a consortium agreement (the “Consortium Agreement”) with Titanium Education (Cayman) Limited (“ACP”), a wholly owned subsidiary of Ascendent Capital Partners III, L.P., a Cayman Islands limited partnership, pursuant to which Mr. Han and ACP (collectively, the “Consortium”) agreed to cooperate in connection with the Proposed Transaction as contemplated by the Proposal. The Consortium Agreement provides, among other things, for coordination in the evaluation of the Company, discussions regarding the Proposal with the Company, and negotiation of the terms of definitive documentation in connection with the Proposed Transaction. The Consortium Agreement also provides that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) the date that is 75 days after such date (which may be extended to a 227-day period after such date (or such other longer period as agreed by the members of the Consortium) if and to the extent that within the aforementioned 75-day period, ACP delivers a written notice to Mr. Han confirming ACP’s completion of due diligence investigation on the Company and reaffirming ACP’s commitment to contribute cash at the closing of the Proposed Transaction pursuant to the terms of the Consortium Agreement), and (ii) the termination of the Consortium Agreement pursuant to certain terms thereof, members of the Consortium shall work exclusively with each other with respect to the Proposed Transaction.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq Global Select Market.

References to the Proposal and the Consortium Agreement in this Schedule 13D are qualified in their entirety by reference to the Proposal and the Consortium Agreement, which are attached hereto as Exhibit N and Exhibit O, respectively, and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

7

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)        The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)               Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares since December 11, 2020.

(d)               Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)               Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows.

Exhibit No.	Description
A	Joint Filing Agreement dated January 21, 2021 by and among the Reporting Persons.
N	Proposal Letter dated December 8, 2020 from Mr. Shaoyun Han to the board of directors of the Company (incorporated herein by reference to Exhibit No. N to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 11, 2020).
O	Consortium Agreement dated January 21, 2021 by and between Mr. Shaoyun Han and ACP.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2021

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Learningon Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Techedu Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Moocon Education Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Tarena International, Inc., including Class A Ordinary Shares and Class B Ordinary Shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 21, 2021.

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Learningon Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Techedu Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Moocon Education Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Exhibit O

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of January 21 , 2021 (the “Agreement”), by and between Mr. Shaoyun Han (the “Founder”) and Titanium Education (Cayman) Limited (the “Investor”). The Founder and the Investor are herein referred to individually as a “Party,” and collectively, the “Parties.” Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 9.1 hereof.

WHEREAS, the Founder submitted on December 8, 2020 a preliminary non-binding proposal (the “Proposal”) to the board of directors of Tarena International, Inc., a company incorporated under the laws of the Cayman Islands and listed on the NASDAQ Global Select Market (the “Target”), setting forth his intention to acquire all the shares not beneficially owned by the Founder and his affiliates at US$4.00 per share (the “Transaction”). If and when the Transaction is completed, the Target would be delisted from NASDAQ and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, the Parties desire to undertake the Transaction together as a consortium and form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Target, with the Target being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, in accordance with the terms of this Agreement, the Parties desire to cooperate and participate in (a) the evaluation of the Target, including allowing the Investor to conduct due diligence on the Target and its business, (b) discussions regarding the Proposal with the Target, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (the “Definitive Documents”), including an agreement and plan of merger among Holdco, Merger Sub and the Target in form and substance to be agreed by the Parties (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Target in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Participation in Transaction; Proposal; Advisors; Approvals

1.1           Participation in Transaction.

(a)               The Parties agree to participate in the Transaction on the terms set forth in this Agreement and shall cooperate and proceed in good faith to (i) engage in discussions with the Target regarding the Proposal and/or the Transaction; (ii) negotiate and finalize the terms of the Definitive Documents; and (iii) take any action or refrain from taking any action in order for Holdco or Merger Sub to comply with their respective obligations, satisfying the closing conditions or exercise their respective rights under the Definitive Documents.

(b)               At the Closing, the Founder shall contribute (or cause his Affiliates to contribute) to Holdco, in exchange for newly issued ordinary shares of Holdco (the “Holdco Shares”), all of the Covered Securities Beneficially Owned by him and/or his Affiliates that are fully vested as of the Closing (collectively, the “Rollover Shares”). The deemed value of such Rollover Shares shall equal to the result of (A) the number of Rollover Shares multiplied by (B) the final per share purchase price offered to the shareholders of the Target in the Transaction, but without regard to any vesting schedule or condition.

(c)               At the Closing and subject to the terms and conditions as set forth in the Definitive Documents, the Investor shall contribute (or cause its Affiliates to contribute) such amount of cash, subject further to the terms and conditions to be separately agreed by the Founder and the Investor, equal to the result of (A) the final per share purchase price offered to the public shareholders of the Target in the Transaction multiplied by (B) the number of outstanding Target Shares to be cancelled and exchanged for such per share purchase price (excluding, for the avoidance of doubt, the Rollover Shares, any other Covered Securities to be contributed to Holdco in exchange for the Holdco Shares, and dissenting shares).

1.2           Due Diligence. The Founder shall use his reasonable best efforts to cause the Target to allow the Investor to undertake due diligence with respect to the Target and its business. Subject to the Investor’s satisfaction of its due diligence investigation on the Target, the Parties shall collectively: (a) engage in discussions with the Target regarding the Proposal; and (b) in good faith and with mutual cooperation use their respective reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, to enter into the Definitive Documents, including without limitation the Merger Agreement and the terms of agreements between the Parties required to support the Proposal and/or to regulate the relationship between the Parties.

1.3           Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) participating in meetings and negotiations with the Target Board and the special committee of independent and disinterested directors of the Target Board and their respective advisors, (c) executing and complying with any confidentiality agreements reasonably required by the Target, (d) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the Definitive Documents, (e) providing all information and materials with respect to the Proposal and/or the Transaction as received by such Party or any of his/its Affiliates to the other Party and providing timely responses to any reasonable requests by the Parties, (f) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, (g) consulting with each other Party and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 5.1, and (h) taking or refraining to take any action with respect to the Proposal and/or the Transaction without the unanimous consent of both Parties. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which such Party considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

1.4           Appointment of Advisors.

(a)               The Parties shall agree to the scope and engagement terms of all joint Advisors to Holdco and/or the Parties in connection with the Transaction. The Parties have agreed to engage Skadden, Arps, Slate, Meagher & Flom LLP as U.S. legal counsel to the consortium established hereunder by the Founder and the Investor in connection with the Transaction (the “Consortium”), and shall make the payment of fees and expenses for such U.S. legal counsel in accordance with Section 2.1 in a timely manner.

(b)               If a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction, such Party may retain other Advisors to advise it. Each Party that engages separate Advisors shall (i) provide prior notice to the other Parties of such engagement, and (ii) be solely responsible for the fees and expenses of such separate Advisors. For the avoidance of doubt, the Investor has separately retained Morrison & Foerster LLP as its U.S. legal counsel, and will engage one or more legal and financial advisors to conduct due diligence of the Target, in connection with the Transaction and the relevant transactions in connection therewith and the notice that is required to be provided to the Founder pursuant to this Section 1.4(b) shall be deemed to have been duly fulfilled.

1.5            Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

2.	Transaction Costs

2.1           Expenses and Fee Sharing.

(a)               (i) In the event that the Closing does not occur (and clause (ii) below does not apply), the Founder shall pay in a timely manner the fees and out-of-pocket expenses incurred in connection with the Transaction prior to the termination of this Agreement, including all legal counsels and other advisors retained by the Consortium (the “Consortium Fees”) and the Investor shall bear its own fees and out-of-pocket expenses incurred in connection with the Transaction prior to the termination of this Agreement, including all legal counsels and other advisors retained by the Investor pursuant to Section 1.4(b) (the “Investor Advisor Fees”).

(ii) In the event that (x) the Closing does not occur, (y) the Investor has not elected to terminate this Agreement pursuant to Section 4.1, and (z) during the Exclusivity Period or the period that is 12 months after the expiration of the Exclusivity Period as provided in Section 3.1 below, the Founder or any of his Affiliates and the Target or any of its Affiliates directly or indirectly, enter into or agree to enter into any agreement, arrangement or understanding with a third party regarding a Competing Proposal (other than any offering of newly issued Securities of the Company, constituting not more than 20% of the then issued and outstanding Securities of the Company immediately prior to such new issuance in the aggregate, in one transaction or a series of transactions, to any bona fide third party or third parties by way of a private placement conducted during the period of 12 months after the expiration of the Exclusivity Period), the Founder shall reimburse, or shall cause the Target to reimburse, the Investor the Investor Advisor Fees in an amount not to exceed US$1,000,000.

(iii) In the event the Closing occurs, the Surviving Company shall reimburse each Party for all fees and out-of-pocket expenses incurred by them in connection with the Transaction, provided, however, that the amount of reimbursement to the Investor shall not exceed US$750,000.

(b)               The Parties shall be entitled to receive any termination, difference, break-up or other fees or amounts payable to Holdco or Merger Sub by the Target pursuant to the Merger Agreement, to be allocated ratably according to the proportion of the aggregate amounts of their contribution to Holdco or the aggregate deemed value of the Rollover Shares, as applicable.

3.	Exclusivity; Voting; Transfer Restrictions

3.1           Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) the date that is 75 days after the date hereof, provided that such 75-day period shall be automatically extended, without any further actions of the Parties, to be a 227-day period after the date hereof (or such other longer period as agreed by the Parties) if and to the extent that within the aforementioned 75-day period, the Investor delivers a written notice to the Founder confirming the completion of the Investor’s due diligence investigation on the Target and reaffirming the Investors’ commitment to contribute cash at the Closing pursuant Section 1.1(c), and (ii) the termination of this Agreement pursuant to Section 4.1 to the extent that the Investor elects to terminate this Agreement, or Section 4.2 (the “Exclusivity Period”), unless otherwise agreed to or consented to in writing in advance by the other Party, each Party shall:

(a)               work exclusively with the other Party to implement the Transaction, including to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize the Definitive Documents, (iii) vote or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Covered Securities against any Competing Proposal or any resolution that would facilitate a Competing Proposal and in favor of the Transaction and (iv) refrain from exercising any dissenters’ rights, rights of appraisal and any similar rights relating to the Transaction;

(b)               not and cause its Affiliates not to, directly or indirectly, either alone or with or through any Representatives authorized to act on such Party’s behalf:

(i)               make a Competing Proposal, or solicit, encourage, facilitate or join with any other Person to be involved in in the making of, any Competing Proposal;

(ii)             provide any information to any third party with a view to the third party or any other Person pursuing or considering to pursue a Competing Proposal;

(iii)            finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Covered Securities or provision of a voting agreement, in support of any Competing Proposal;

(iv)            enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement;

(v)              take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement;

(vi)            dispose of any Covered Securities, or directly or indirectly (A) sell, offer to sell, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of its Affiliates of an interest in any Covered Securities, in each case, except as expressly contemplated under this Agreement, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Covered Securities, or any right, title or interest thereto or therein, or (C) deposit any Covered Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Covered Securities; or

(vii)          solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other Person regarding the matters described in clauses (i) to (vi) of this Sections 3.1(b);

(c)               immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all Persons conducted heretofore with respect to a Competing Proposal; and

(d)               promptly notify the other Party if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other Persons involved and the nature and content of the approach or communication, and provide the other Party with copies of any written communication.

4.	Termination

4.1            Failure to Agree. At any time prior to execution and delivery of a Merger Agreement, if (a) the Parties are unable to agree either (i) as between themselves upon the material terms of the Transaction, any Definitive Document, or (ii) with the Target Board on the material terms of a Transaction which the Target Board (and/or the special committee of the Target) agrees to recommend to the public shareholders of the Target, or (b) the Investor is not satisfied with the results of its due diligence investigation, then, subject to Section 4.3(a), a Party may cease its participation in the Transaction by delivery of a written notice to the other Party; provided that in the event of (b), the Investor shall use its reasonable efforts to promptly deliver such written notice to the Founder after the completion of the Investor’s due diligence investigation and in any event no later than February 28, 2021. Upon the delivery of the written termination notice, this Agreement shall terminate with respect to each Party.

4.2          Other Termination Events. From and after such time as the Merger Agreement is executed and delivered, except as provided in this Section 4.2, no Party will be permitted to withdraw from or be relieved of its obligations hereunder. Subject to Section 4.3(b), this Agreement shall terminate with respect to both Parties upon the earliest to occur of (a) a written agreement among the Parties to terminate this Agreement, (b) termination of the Merger Agreement in accordance with its terms, and (c) the Closing.

4.3           Effect of Termination.

(a)               Upon termination of this Agreement pursuant to Section 4.1, Section 2 (Transaction Costs), Section 3 (Exclusivity; Voting; Transfer Restrictions), Section 4 (Termination), Section 5.2 (Confidentiality), Section 6 (Notices) and Section 8 (Miscellaneous) shall survive the termination and continue to bind the Parties.

(b)               Other than as set forth in Sections 4.3(a) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not be otherwise liable to each other in relation to this Agreement.

5.	Announcements and Confidentiality

5.1           Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Party and the other Party has had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

5.2           Confidentiality.

(a)               Except as permitted under Section 5.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). The Recipient may disclose any Confidential Information to any of his, her or its Affiliates or financing sources or any of the Representatives of the foregoing whose knowledge of such information is reasonably necessary or desirable for the Transaction and who (prior to such disclosure) agree in writing to be bound by similar confidentiality obligations as set out herein or are otherwise bound by applicable law or rules of professional conduct to keep such information confidential, provided that, subject to Section 5.3, no Recipient may disclose any Confidential Information to any equity or debt financing source without the prior written consent of the Investor (which consent shall not be unreasonably withheld or delayed). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)               Subject to Section 5.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within Section 5.2(a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, return or use its commercially reasonable efforts to destroy such Confidential Information (other than any electronic data stored on the back-up tapes of the Recipient’s hardware) at the option of the Recipient.

(c)               Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 5.2(b) if the Confidential Information is required to be retained by the Party for regulatory purposes or in connection with a bona fide document retention policy.

(d)               Each Party acknowledges that, in relation to Confidential Information received from the other Party, the obligations contained in this Section 5.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 4.1 or 4.2, unless otherwise agreed in writing.

5.3           Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including potential sources of capital), but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

6.	Notices

6.1           Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the address provided under such other Party’s signature page hereto, or to such other address or facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Party hereto. Any such notice, request, instruction or other document shall be deemed delivered to the receiving Party upon actual receipt, if delivered personally; upon confirmation or proof of successful transmission if sent by facsimile or e-mail (provided that if given by facsimile or e-mail, such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

7.	Representations and Warranties

7.1           Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Party that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any Lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

7.2           Securities. The Founder hereby represents and warrants to the Investor that as of the date of this Agreement, he is the sole Beneficial Owner of and has good and valid title to the Securities set forth in the table under Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the memorandum or articles of association of the Target and transfer restrictions imposed by generally applicable securities laws. As of the date of this Agreement, the Securities listed in the table under Schedule A hereto constitute all of the shares, convertible securities, equity securities Beneficially Owned or owned of record by the Founder and his Affiliates, and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to such Securities. The Founder understands and acknowledges that the Investor and its Affiliates have expended, and are continuing to expend, time and resources in connection with the Transaction in reliance upon the execution and delivery by the Founder of this Agreement and his representations, warranties, covenants and other agreements contained herein.

7.3           Reliance. Each Party acknowledges that the other Party has entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 7.1 and 7.2 and have been induced by them to enter into this Agreement.

8.	Miscellaneous

8.1          Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

8.2           Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

8.3           Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

8.4          Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by both the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

8.5           Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Party; provided, however, the Investor may assign its rights and obligations under this Agreement, in whole or in part, to any Affiliate (other than any portfolio companies of the Investor), but no such assignment shall relieve the Investor from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

8.6           No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

8.7           Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

8.8           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than Hong Kong.

8.9           Arbitration; Consent to Jurisdiction. Subject to the last sentence of this Section 8.9, any dispute, controversy, difference or claim arising out of or relating to this Agreement, including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement, shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the HKIAC in accordance with the HKIAC Rules in force when the Notice of Arbitration is submitted. The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any action(s) which arises subsequent to the commencement of arbitration of any existing action(s), shall be resolved by the tribunal already appointed to hear the existing action(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the Parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

8.10        Specific Performance. Each Party acknowledges and agrees that the other Party would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, notwithstanding Section 8.9, each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

8.11         Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

9.	Definitions and Interpretations

9.1           Definitions. In this Agreement, unless the context requires otherwise:

“Advisors” means the advisors and/or consultants of the Consortium, Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with, such Person; without limiting the foregoing, with respect to the Founder, an “Affiliate“ shall also include his spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, trustee of any trust in which the Founder or any of the foregoing Persons is a beneficiary or a discretionary object, or any Person Controlled by any or any combination of the aforesaid individuals.

“Beneficial Ownership” by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such Person which are Controlled by such Person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other Person(s) solely by virtue of the fact that such first Person may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with such other Person(s). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in PRC, Hong Kong and in New York, for the transaction of normal banking business.

“Competing Proposal” means any proposal or offer relating to any of the following (other than the Transaction): (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Target or to which 10% or more of the total revenue or net income of the Target are attributable, (ii) any sale, lease, license, exchange, Transfer or other disposition of assets which would result in a third party acquiring assets, individually or in the aggregate, constituting 10% or more of the consolidated assets of the Target and its subsidiaries or to which 10% or more of the total revenue or net income of the Target and its subsidiaries are attributable, (iii) any sale, exchange, Transfer or other disposition of 10% or more of any class of equity securities of the Target to any third party, (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any third party Beneficially Owning 10% or more of any class of equity securities of the Target, or (v) any public solicitation of proxies in opposition to approval and adoption of a definitive agreement providing for the Transaction and approval of the Transaction by the Target’s shareholders.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Transaction and any definitive documentation, including the Merger Agreement.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct the management and policies of a Person, whether through the ownership of 50% or more in the voting securities, by contract or otherwise.

“Covered Securities” means all of the Securities Beneficially Owned by the Founder and his Affiliate as of the date hereof, as set forth in the table under Schedule A hereto and any additional Securities the Founder or his Affiliates acquires Beneficial Ownership after the date of this Agreement. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of stock or other similar transaction, or if any stock dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Target Shares) is declared, in each case affecting the Covered Securities, the term “Covered Securities” shall be deemed to refer to and include such Target Shares as well as all such stock dividends and distributions and any securities of the Target into which or for which any or all of such Target Shares may be changed or exchanged or which are received in such transaction.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens),violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, Transfer, receipt of income or other exercise of any attributes of ownership.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

“PRC” means the People’s Republic of China, which for the purpose of this Agreement excludes Hong Kong, the Macau Special Administrative Region and Taiwan.

“Representative” of a Party means such Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares in the Target.

“Target Board” means the board of directors of the Target.

“Target Shares” means the issued and outstanding shares (including Class A ordinary shares and Class B ordinary Shares), par value $0.001 per share, of the Target.

9.2              Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Shaoyun Han

/s/ Shaoyun Han

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Titanium Education (Cayman) Limited

/s/ Liang MENG
Name:	Liang MENG
Title:	Director

[Signature Page to Consortium Agreement]

Schedule A

Beneficial Ownership of the Securities

Party	Target Shares	Total Number of Options in the Target (including the Options that have not vested)
the Founder

16,560,904, comprising

(i) 7,206,059 Class B ordinary shares held by Learningon Limited;

(ii) 3,152,183 Class A ordinary shares, of which, 1,152,183 Class A ordinary shares are held by Techedu Limited and 2,000,000 Class A ordinary shares are held by Moocon Education Limited;

(iii) 5,787,662 restricted American depositary shares (“ADSs”) representing 5,787,662 Class A ordinary shares, of which, 2,193,223 restricted ADSs are held by Learningon Limited and 3,594,439 restricted ADSs are held by Connion Capital Limited; and

(iv) 415,000 ADSs representing 415,000 Class A ordinary shares held by the Founder.

693,288 (representing 693,288 Class A ordinary shares of the Target that the Founder may purchase upon exercise of options)

Schedule A to Consortium Agreement